UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No.1 )*


                   Morgan Stanley Africa Investment Fund, Inc.
                   -------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                ----------------
                          (Title of Class of Securities

                                    617444104
                                  -------------
                                 (CUSIP Number)

                                  William Marle
                                ----------------
              c/o City of London Investment Management Company Ltd
              ----------------------------------------------------
                  10 Eastcheap, London EC3M 1AJ, United Kingdom
                  ---------------------------------------------
                                +44 171 711 0771
                                ----------------
 (Name, Address and Telephone Number of Person Authorised to Receive Notices and
                                 Communications)

                                20th March, 1997
                                ----------------
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7).

Note Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (10-88)                                                     Page 1 of 6







                                  SCHEDULE 13D


CUSIP NO.  617444104
          -----------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THE MP EMERGING MARKETS COUNTRY FUND, a business trust organised under the laws of the State of Delaware

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /   /.
                                                            (b) /   /.

--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         OO

--------------------------------------------------------------------------------
5.       CHECK BOX IF DICLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e) /   /

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE, USA

--------------------------------------------------------------------------------

                                 7.       SOLE VOTING POWER
                                          1,064,800
           NUMBER OF
                                 -------- --------------------------------------
            SHARES               8.       SHARED VOTING POWER
         BENEFICIALLY                     0
           OWNED BY
                                 -------- --------------------------------------
             EACH                9.       SOLE DISPOSITIVE POWER
           REPORTING                      1,064,800
            PERSON
                                 -------- --------------------------------------
             WITH                10.      SHARED DISPOSITIVE POWER
                                          0

-------------------------------- -------- --------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,064,800

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
         /   /.

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         6.9%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                            STATEMENT ON SCHEDULE 13D


ITEM 1                      SECURITY AND ISSUER

Item 1(a).                  Name of Issuer:

                            Morgan Stanley Africa Investment Fund, Inc.

Item 1(b).                  Address of Issuer's Principal Executive Offices:

                            73 Tremont Street,
                            Boston,
                            Massachusetts, 02108

Item 1(c)                   Class of Securities

                            Common Stock

ITEM 2                      IDENTITY AND BACKGROUND

Item 2(a).                  Names of Person Filing:

                            The MP Emerging Markets Country Fund

Item 2(b).                  Address of Principal Business Office

                            10 Eastcheap
                            London EC3M IAJ
                            England

Item 2(c).                  Principle occupation or employment

                            Investment Fund

Item 2(d). Details of criminal convictions within past five years

                            None

Item 2(e). Details of civil proceedings within past five years where judgement was against Person filing

                            None

Item 2(f).                  Citizenship:

                            Delaware, USA

ITEM 3                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                            Invested Capital


ITEM 4                      PURPOSE OF TRANSACTION

                            Investment

Item 4(a)                   Plans/Proposals      to      acquire      additional
                            securities/disposal of securities

                            None

Item 4(b) Planned/Proposed extraordinary corporate transaction involving issuer or its subsidiaries.

                            None

Item 4(c) Planned/Proposed material sale/transfer of assets of issuer or its subsidiaries.

                            None

Item 4(d) Planned/Proposed change to the Board or Management of the issuer

                            None

Item 4(e)                   Planned/Proposed     material    change    to    the
                            capitalisation/dividend policy of the issuer

                            None

Item 4(f) Planned/Proposed material change to the issuer's business or corporate structure

                            None

Item 4(g)                   Planned/Proposed  changes in the  issuer's  charter,
                            bylaws,   or   instruments   that  may   impede  the
                            acquisition of control of the issuer by any person

                            None

Item 4(h) Plans/Proposals to cause a class of security of the issuer to be delisted

                            None

Item 4(i) Plans/Proposals to cause a class of equity to become eligible for termination of registration pursuant to
                            Section 12(g)(4).

                            None

Item 4(j)                   Plans/Proposals similar to any of the above.

                            None


ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER

         (a)      (i) Aggregate number of securities beneficially Owned:
                        1,064,800

                  (ii) Percentage of Class: 6.9

         (b) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 1,064,800

                  (ii) shared power to vote or to direct the vote:     0

                  (iii) sole power to dispose or to direct the disposition of:
                         1,064,800

                  (iv) shared power to dispose or to direct the disposition of:
                         0

                  information required in Item 2 for persons where power is
                         shared: ___N/A___

         (c) Describe any transactions in the class of securities reported that were effected during the past sixty days or since the most recent filing on Schedule 13D ((240.13d-191), whichever is less by the persons named in paragraph (a).

          who effected transaction: The MP Emerging Market Country Fund


  TRANSACTION DATE        NO. OF       PRICE PER         TRANSACTION TYPE        WHERE AND HOW TRANSACTED
                        SECURITIES      SECURITY

      24 Feb 97               8,100              16            Buy                    Market Purchase
      25 Feb 97             108,600           16.12            Buy                    Market Purchase
      20 Mar 97             115,000           16.45            Buy                    Market Purchase


         (d) Third party rights regarding dividends.
                  None

         (e) Date ceased to be beneficial owner of more than five percent. Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 7th April, 1997
                                                 /s/ D.A. Fowle
                                                 ------------------
                                                 Name: D.A. Fowle
                                                 Title: Director